# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rhythm Pharmaceuticals, Inc., CIK 0001649904
CUSIP: 76243J105
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 222 Berkley Street, 12th Floor, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,423,441; sole dispositive power 0; shared dispositive power 4,423,441; aggregate amount beneficially owned 4,423,441 (6.8% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,423,441; sole dispositive power 0; shared dispositive power 4,423,441; aggregate amount beneficially owned 4,423,441 (6.8% of the class)
- Perceptive Life Sciences Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,965,121; sole dispositive power 0; shared dispositive power 2,965,121; aggregate amount beneficially owned 2,965,121 (4.5% of the class)
- Perceptive Discovery ID LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,458,330; sole dispositive power 0; shared dispositive power 1,458,330; aggregate amount beneficially owned 1,458,330 (2.2% of the class)

## Item 1. Issuer
Name of issuer: Rhythm Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 222 Berkely Street, 12th Floor, Boston, MA 02116

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $0.001 per share (the "Common Stock") of Rhythm Pharmaceuticals, Inc. (the "Issuer") are:

(i) Perceptive Advisors LLC ("Perceptive Advisors")
(ii) Joseph Edelman ("Mr. Edelman")
(iii) Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund")
(iv) Perceptive Discovery ID LP ("Discovery ID")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

51 Astor Place, 10th Floor, New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company.
Mr. Edelman is a United States citizen.
The Master Fund is a Cayman Islands corporation.
Discovery ID is a Delaware Limited Liability Company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 63,621,472 shares of Common Stock outstanding as of April 30, 2025, as reported in Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2025, and give effect to the conversion of shares of the Issuer's Series A Convertible Preferred Stock, par value $0.001 per share (the "Series A Convertible Preferred Stock") held by the Reporting Persons at the current Conversion Rate of 20.8333 shares of Common Stock to be issued upon the conversion of each $1,000 of liquidation preference.

The Master Fund directly holds 2,548,445 shares of Common Stock. The Master Fund holds Series A Convertible Preferred Stock convertible into 416,666 shares of Common Stock. Discovery ID holds Series A Convertible Preferred Stock convertible into 1,458,330 shares of Common Stock. Perceptive Advisors serves as the investment manager to the Master Fund and may be deemed to beneficially own shares held by the Master Fund. Perceptive Discovery Advisors LP serves as the investment manager to Discovery ID and may be deemed to beneficially own shares held by Discovery ID. Perceptive Discovery GP LLC is the general partner of Discovery ID, and is managed by Perceptive Discovery Advisors LP, a relying advisor of Perceptive Advisors. Mr. Edelman is the managing member of Perceptive Advisors and may be deemed to beneficially own the shares held by the Master Fund and Discovery ID.
Percent of class:
Perceptive Advisors: 6.8%
Mr. Edelman: 6.8%
Master Fund: 4.5%
Discovery ID: 2.2
Sole power to vote or to direct the vote:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Discovery ID: 0
Shared power to vote or to direct the vote:
Perceptive Advisors: 4,423,441
Mr. Edelman: 4,423,441
Master Fund: 2,965,121
Discovery ID: 1,458,330
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Discovery ID: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 4,423,441
Mr. Edelman: 4,423,441
Master Fund: 2,965,121
Discovery ID: 1,458,330

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (05/15/2025)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (05/15/2025)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (05/15/2025)
- Perceptive Discovery ID LP: /s/ Joseph Edelman, Joseph Edelman, Managing Member (05/15/2025)